DIRECT DIAL: 212.451.2250
EMAIL: AFREEDMAN@OLSHANLAW.COM

May 2, 2011

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions 100 F Street, N.E.
Washington, D.C. 20549

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on April 26, 2011 by Landry’s Restaurants, Inc., LSRI Holdings, Inc. and Tilman J. Fertitta
File No. 000-50845

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated April 29, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Landry’s Restaurants, Inc. (“Landry’s”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

General

1.
We note your response to prior comment 1.  Please provide more detail, with a view towards revised disclosure, regarding your proposed course of action.  Please address, among other relevant matters, such issues as how a later-dated gold proxy will revoke a prior-dated company proxy if the latter will not be presented at the meeting; whether the Landry’s representative will attend the meeting, with or without presenting gold proxies; and the role of Broadridge in the solicitation.

We acknowledge the Staff’s comment.  The Landry’s Group is soliciting on its Gold proxy card authority from the Company’s stockholders to withhold their vote from being present and counted at the Annual Meeting.  Under Delaware law1, stockholders do not have a legal duty to participate in an annual meeting to elect directors.  One manner for stockholders to demonstrate disapproval of a company’s actions is to seek to prevent a quorum from existing at such company’s annual meeting, which, in turn, would prevent such company from conducting business, including the election of directors, at its annual meeting of stockholders.  By seeking to withhold stockholders’ votes from being present and counted at the Annual Meeting, the Landry’s Group solicitation is providing an organized means for stockholders to challenge the Annual Meeting and to take action which is otherwise in their individual right under Delaware law.

What is Broadridge’s role in the solicitation and how will a later-dated Gold proxy revoke a prior-dated Company proxy if the latter will not be presented at the Annual Meeting?

Stockholders who hold their shares in street name will submit their votes in the usual manner.  Broadridge, as the third party representative for various banks and brokers, receives the proxies for each underlying beneficial holder and, as a service to its clients, keeps a running tabulation of the votes accumulated in a proxy contest.  As part of this service, Broadridge only counts the latest dated proxy received.  Broadridge then releases its final tabulation to the contested parties -- one tabulation for management and one tabulation for the dissident group.  In a typical contested meeting situation, the parties may then, once they affix their respective master ballot to the tabulation, cause the shares represented by their respective proxies to be voted at the meeting.  However, since the shares represented by the Gold proxy card will not be present or counted at the Annual Meeting, we have been in communication with Broadridge, and in this case, Broadridge will only release its tabulation results to the respective proxy holder, i.e. management’s tabulation will go only to management and the dissident group’s tabulation will go only to the dissident group.  Therefore, by so doing, the dissident group can be certain that management will be unable to have the dissident group tabulation voted at the Annual Meeting.

As a contest, Broadridge will only count the latest dated proxy and will effectively clear a previous dated proxy from the voting system.  So, if a stockholder votes on management’s white proxy card and then votes a later dated proxy on the Gold proxy card, the vote will only show on the opposition card.  On the day of the meeting, Broadridge will issue a final vote.

Registered stockholders who vote on management’s white proxy card and then vote a later dated proxy on the dissident’s Gold proxy card will still be counted towards a quorum unless they follow the instructions in the Landry’s Group’s proxy statement to revoke their management proxy by sending a letter with that instruction to the corporate secretary of the Company.  This is the case because no proxies received by opposition will be voted at the meeting and therefore a later dated proxy will not be produced to invalidate the earlier management proxy card.  Accordingly, we have revised the Schedule 14A to reflect the steps a registered stockholder must follow in order to properly revoke their vote on management’s white proxy card.  Please see pages 3 and 4 of the letter and pages 9 and 11 of the Proxy Statement and the form of Proxy Card.

____________________
1 Ringling Bros.-Barnum & Bailey Combined Shows v. Ringling, 53 A.2d 441, 447 (Del. 1947).

The Landry’s representative will not attend the Annual Meeting, and consistent with the intent and purpose of the Landry’s Group’s solicitation, the votes represented by the Gold proxies will not be presented at the Annual Meeting.

2.
We note the disclosure that you have added by footnote on page 2.  Please more prominently present this disclosure, and supplement the disclosure by addressing the risks associated with your proposed course of action.  In addition, please clarify whether you are seeking authority to withhold a security holder’s vote, or seeking authority to not be present at the meeting on behalf of the security holder.

We acknowledge the Staff’s comment.  In response, we have (i) more prominently presented the disclosure in the footnote, (ii) supplemented such disclosure to address the risks associated with the Landry’s Group’s solicitation and course of action and (iii) clarified that the Landry’s Group is seeking authority to not be present at the meeting on behalf of the stockholder, as opposed to withholding a stockholder’s vote on any particular proposal presented at the Annual Meeting. Please see pages 2 and 3 of the Proxy Statement.

3.
We note your response to prior comment 2.  It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not.  Please address this in your response, or revise your disclosure as necessary.

We acknowledge the Staff’s comment.  In response, we have revised the disclosure in the Schedule 14A to reflect that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not.  Please see page 2 of the letter and page 10 of the Proxy Statement.

4.
We note your response to prior comment 3.  Please clarify your response.  If the voting standard under the company’s organizational documents shifts to plurality voting in a contested election, please revise your disclosure to disclose the impact on voting if this is determined to be a contested election under the company’s organizational documents.

We acknowledge the Staff’s comment.  We hereby supplementally advise the Staff that pursuant to Article II, Section 2.1 of the Company’s Amended and Restated Bylaws (filed as Exhibit 3.1 to the Company’s current report on Form 8-K dated April 17, 2009) the voting standard only shifts to plurality “at any meeting of stockholders for which (a) the secretary of the corporation receives a notice that a stockholder has nominated a person for election to the board of directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Article I, section 1.4 of these bylaws and (b) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the corporation first sends its notice of such meeting to the stockholders.”  Since no stockholder has nominated a competing slate of director candidates, the voting standard for the election of directors at the Annual Meeting will be the following, as set forth in the Company’s revised definitive proxy statement filed on Form DEFR 14A on April 14, 2011:

 Majority Voting for Directors

Our bylaws provide for majority voting for uncontested director elections. If a quorum of stockholders is present at the meeting, a director will be elected if the number of votes cast for the director exceeds the number of votes cast against the director. Under Delaware law, an incumbent director who fails to receive a majority vote continues to serve on the Board until a successor is elected and qualified; however, each of our directors has submitted an irrevocable resignation effective upon (1) failure to receive more votes for the director than against and (2) Board acceptance of the resignation. Our Corporate Governance Guidelines contain additional provisions to implement our majority voting provisions. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting but will not affect the results of the vote. If any nominee for director at the annual meeting becomes unavailable for election for any reason, the proxy holders have discretionary authority to vote pursuant to the proxy for a substitute.

5.	We note your response to prior comment 4. Please revise your proxy to more clearly indicate the effect of checking the “abstain” box.

We acknowledge the Staff’s comment.  In response, we have revised the Schedule 14A to more clearly indicate the effect of an “abstain” vote on the Landry’s Group’s Gold proxy card. Please see the form of Proxy Card and page 2 of the letter and page 10 of the Proxy Statement.

6.	We note your response to prior comment 6. We are considering your response and may have further comment.

 We acknowledge the Staff’s comment and are prepared to respond to any additional comment the Staff may have in connection with its prior comment 6, however, we respectfully remind the Staff that the Annual Meeting is scheduled for May 26, 2011.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

LSRI Holdings, Inc.
Landry’s Restaurants, Inc.
1510 West Loop South
Houston, TX 77027

May 2, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq., Special Counsel
Facsimile: (202) 772-9203

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on April 26, 2011 by Landry’s Restaurants, Inc., LSRI Holdings, Inc. and Tilman J. Fertitta
File No. 000-50845

Ladies and Gentlemen:

The undersigned entities acknowledge that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) they are responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and (c) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LSRI HOLDINGS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	President

LANDRY’S RESTAURANTS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer